

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
Mykola Ogir
Chief Executive Officer
Kolasco Corp.
1005 – 63 Callowhill Drive
Toronto, ON M9R 3L6
Canada

> **Re: Kolasco Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2012**
> **File No. 333-180459**

Dear Mr. Ogir:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated April 23, 2012 and continue to view your company as a shell company as defined under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. While management may have spent a significant amount of time to develop your business and investigated market opportunities among other activities, specific business operations remain nominal. Additionally, as of February 29, 2012 you had $19,610 in assets recorded on your balance sheet, which primarily consists of cash and cash equivalents.

Furthermore, we note that the selling shareholders received the shares for nominal consideration and that the amount of proceeds received by the company does not even cover the costs of the public offering. Additionally, we note that the purpose of the underlying Regulations S offering was to facilitate a public market in the company's securities.

Therefore, please revise your disclosure including your prospectus cover page to identify the company as a shell company. Identify all the selling shareholders as underwriters (not "may be deemed underwriters") and fix the sales price to the public for the duration of the offering.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation